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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MEADOW VALLEY CORPORATION
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
583185103
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	583185103

1	NAMES OF REPORTING PERSONS Praesidium Investment Management Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		244,997

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		244,997

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	244,997

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.7%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*SEE ITEM 4(b).

CUSIP No.	583185103

1	NAMES OF REPORTING PERSONS Peter Uddo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		244,997

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		244,997

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	244,997

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.7%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*SEE ITEM 4(b).

CUSIP No.	583185103

1	NAMES OF REPORTING PERSONS Kevin Oram

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		244,997

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		244,997

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	244,997

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.7%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*SEE ITEM 4(b).

SCHEDULE 13G/A
This Amendment No. 3 to Schedule 13G (the “Schedule 13G”) is being filed by Praesidium Investment Management Company, LLC, a Delaware limited liability company (the “Management Company”), Peter Uddo and Kevin Oram (together with the Management Company and Mr. Uddo, the “Reporting Persons”), relating to shares of common stock of Meadow Valley Corporation, a Nevada corporation (the “Issuer”).
Item 1(a) Name of Issuer.
Meadow Valley Corporation
Item 1(b) Address of Issuer’s Principal Executive Offices.
4602 E. Thomas Road
Phoenix, AZ 85018
Item 2(a) Name of Person Filing.
The Management Company serves as advisor to a certain managed account on behalf of Blackwell Partners, LLC, a Georgia limited liability company (“Blackwell”) with respect to the shares of Common Stock (as defined in 2(d)) directly owned by Blackwell. As the managing members of the Management Company, each of Kevin Oram and Peter Uddo may be deemed to control the Management Company.
Item 2(b) Address of Principal Business Office, or, if none, Residence.
747 Third Avenue,
New York, New York 10017
Item 2(c) Citizenship or Place of Organization.
The Management Company is organized as a limited liability company under the laws of the State of Delaware. Each of Mr. Uddo and Mr. Oram are United States citizens.
Item 2(d) Title of Class of Securities.
Common Stock, par value $.001 per share (the “Common Stock”).
Item 2(e) CUSIP Number.
583185103

Item 3 Reporting Person.
Inapplicable.
Item 4 Ownership.
(a)
The Management Company beneficially owns 244,997 shares of Common Stock. Each of Mr. Uddo and Mr. Oram, as the managing members of the Management Company, may be deemed to beneficially own 244,997 shares of Common Stock held in Blackwell’s managed account.

(b)
Percent of class: 4.7%. This percentage is determined by dividing the number of shares beneficially owned by 5,180,654, the number of shares of Common Stock issued and outstanding as of November 6, 2008 as reported in the Issuer’s quarterly report on Form 10-Q filed November 14, 2008.

(c)	(i) Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 244,997

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 244,997
Item 5 Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☑
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.
Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8 Identification and Classification of Members of the Group.
Inapplicable.
Item 9 Notice of Dissolution of Group.
Inapplicable.

Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits Exhibit 1
Joint Filing Agreement dated February 4, 2009, between the Management Company, Mr. Uddo and Mr. Oram.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 4, 2009

PRAESIDIUM INVESTMENT MANAGEMENT COMPANY, LLC
By:	/s/ Peter Uddo
Peter Uddo, Managing Member

PETER UDDO
By:	/s/ Peter Uddo

KEVIN ORAM
By:	/s/ Kevin Oram

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement dated February 4, 2009, between the Management Company, Mr. Uddo and Mr. Oram.